Exhibit 99.2

Financial Report

Results of Operations

Three-month period ended March 31, 2023 compared to the three-month period ended March 31, 2022

During the three-month periods ended March 31, 2023 and 2022, we had an average of 112.7 and 117.4 vessels, respectively, in our owned fleet. In addition, during the three-month period ended March 31, 2023, through our dry-bulk operating platform Costamare Bulkers Inc. (“CBI”) we chartered-in an average of 10.9 third party dry-bulk vessels. As of May 15, 2023, CBI charters-in 39 dry-bulk vessels on period charters.

During the three-month period ended March 31, 2023, we sold the container vessels Maersk Kalamata and Sealand Washington with an aggregate TEU capacity of 13,292 and the dry-bulk vessel Miner with a DWT of 32,300. In the three-month period ended March 31, 2022, we accepted delivery of the secondhand container vessel Dyros with a TEU capacity of 4,578 and of the secondhand dry bulk vessels Oracle, Libra and Norma with an aggregate DWT of 172,717. Furthermore, in the three-month period ended March 31, 2022, we sold the container vessel Messini, with a TEU capacity of 2,458.

In March 2023, we entered into an agreement with Neptune Maritime Leasing Limited (“NML”) pursuant to which we agreed to invest in NML’s ship sale and leaseback business up to $200 million in exchange for up to 40% of its ordinary shares and up to 79.05% of its preferred shares. In addition, we received a special ordinary share in NML which carries 75% of the voting rights of the ordinary shares providing control over NML. NML was established in 2021 to acquire, own and bareboat charter out vessels through its wholly-owned subsidiaries. Up to March 31, 2023, we have invested in NML the amount of $11.1 million. As of March 31, 2023, NML is included in our consolidated financial statements.

In the three-month periods ended March 31, 2023 and 2022, our fleet ownership days totaled 10,143 and 10,564 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned. Furthermore, during the three-month period ended March 31, 2023, the days of the third-party vessels chartered-in through CBI were 977.

Consolidated Financial Results and Vessels’ Operational Data(1)

(Expressed in millions of U.S. dollars,	Three-month period ended March 31,			Percentage
except percentages)	2022	2023	Change	Change

Voyage revenue	$268.0	$248.8	$(19.2)	(7.2%)
Voyage expenses	(8.6)	(31.6)	23.0	n.m.
Charter-in hire expenses	-	(12.4)	12.4	n.m.
Voyage expenses – related parties	(3.7)	(3.2)	(0.5)	(13.5%)
Vessels’ operating expenses	(65.7)	(67.7)	2.0	3.0%
General and administrative expenses	(3.3)	(4.4)	1.1	33.3%
Management and agency fees – related parties	(10.9)	(15.2)	4.3	39.4%
General and administrative expenses - non-cash component	(2.6)	(1.4)	(1.2)	(46.2%)
Amortization of dry-docking and special survey costs	(2.7)	(4.7)	2.0	74.1%
Depreciation	(41.2)	(41.1)	(0.1)	(0.2%)
Gain on sale of vessels, net	17.8	89.1	71.3	n.m.
Loss on vessel held for sale	-	(2.4)	2.4	n.m.
Foreign exchange gains	0.1	1.3	1.2	n.m.
Interest income	-	6.7	6.7	n.m.
Interest and finance costs	(25.1)	(36.9)	11.8	47.0%
Income / (Loss) from equity method investments	0.3	(1.4)	(1.7)	n.m.
Other	0.5	2.6	2.1	n.m.
Gain on derivative instruments	0.1	22.8	22.7	n.m.
Net Income	$123.0	$148.9

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(Expressed in millions of U.S. dollars,	Three-month period ended March 31,			Percentage
except percentages)	2022	2023	Change	Change
Voyage revenue	$268.0	$248.8	$(19.2)	(7.2%)
Accrued charter revenue	3.4	(2.3)	(5.7)	n.m.
Amortization of time charter assumed	-	-	-	n.m.
Voyage revenue adjusted on a cash basis (1)	$271.4	$246.5	$(24.9)	(9.2%)

Vessels’ operational data	Three-month period ended March 31,			Percentage
	2022	2023	Change	Change
Average number of vessels	117.4	112.7	(4.7)	(4.0%)
Ownership days	10,564	10,143	(421)	(4.0%)
Number of vessels under dry-docking and special survey	2	9	7

Segmental Financial Summary

Three-month period ended March 31, 2022
(Expressed in millions of U.S. dollars)	Container vessels	Dry bulk vessels	Other	Total

Voyage revenue	189.5	78.5	-	268.0
Voyage expenses	(2.1)	(6.5)	-	(8.6)
Voyage expenses – related parties	(2.7)	(1.0)	-	(3.7)
Vessels’ operating expenses	(41.7)	(24.0)	-	(65.7)
General and administrative expenses	(2.2)	(1.1)	-	(3.3)
Management fees – related parties	(6.8)	(4.1)	-	(10.9)
General and administrative expenses - non-cash component	(1.6)	(1.0)	-	(2.6)
Amortization of dry-docking and special survey costs	(2.6)	(0.1)	-	(2.7)
Depreciation	(31.5)	(9.7)	-	(41.2)
Gain on sale of vessels, net	17.8	-	-	17.8
Foreign exchange gains / (losses)	0.2	(0.1)	-	0.1
Interest and finance costs	(21.7)	(3.4)	-	(25.1)
Income from equity method investments	-	-	0.3	0.3
Gain on derivative instruments	-	0.1	-	0.1
Other	0.4	0.1	-	0.5
Net Income	95.0	27.7	0.3	123.0

Three-month period ended March 31, 2023
(Expressed in millions of U.S. dollars)	Container vessels	Dry bulk vessels	CBI	Other	Eliminations	Total
Voyage revenue	195.7	34.1	19.0	-	-	248.8
Intersegment voyage revenue	-	1.7	-	-	(1.7)	-
Voyage expenses	(3.3)	(14.5)	(13.8)	-	-	(31.6)
Charter-in hire expenses	-	-	(12.4)	-	-	(12.4)
Intersegment Charter-in hire expenses	-	-	(1.7)	-	1.7	-
Voyage expenses – related parties	(2.8)	(0.4)	-	-	-	(3.2)
Vessels’ operating expenses	(42.9)	(24.8)	-	-	-	(67.7)
General and administrative expenses	(1.5)	(0.9)	(2.0)	-	-	(4.4)
Management and agency fees – related parties	(6.4)	(4.2)	(4.6)	-	-	(15.2)
General and administrative expenses - non-cash component	(0.8)	(0.6)	-	-	-	(1.4)
Amortization of dry-docking and special survey costs	(3.8)	(0.9)	-	-	-	(4.7)
Depreciation	(31.2)	(9.9)	-	-	-	(41.1)
Gain / (Loss) on sale of vessels	92.8	(3.7)	-	-	-	89.1
Loss on vessel held for sale	-	(2.4)	-	-	-	(2.4)
Foreign exchange gains	0.7	0.6	-	-	-	1.3
Interest income	3.7	2.4	0.6	-	-	6.7
Interest and finance costs	(30.2)	(6.3)	(0.4)	-	-	(36.9)
Loss from equity method investments	-	-	-	(1.4)	-	(1.4)
Other	0.5	2.2	(0.1)	-	-	2.6
Gain on derivative instruments	9.6	1.7	11.5	-	-	22.8
Net Income / (Loss)	180.1	(25.9)	(3.9)	(1.4)	-	148.9

(1) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Consolidated Financial Results and Vessels’ Operational Data” above for the reconciliation of Voyage revenue adjusted on a cash basis.

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Voyage Revenue

Voyage revenue decreased by 7.2%, or $19.2 million, to $248.8 million during the three-month period ended March 31, 2023, from $268.0 million during the three-month period ended March 31, 2022. The decrease is mainly attributable to (i) decreased charter rates in certain of our dry-bulk vessels, (ii) revenue not earned by four container vessels and one dry bulk vessel sold during the year ended December 31, 2022, and two container vessels and one dry bulk vessel sold during the first quarter of 2023 and (iii) increased off-hire days in the first quarter of 2023 compared to the first quarter of 2022; partly off-set by increased charter rates in certain of our container vessels and revenue earned by CBI.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”) decreased by 9.2%, or $24.9 million, to $246.5 million during the three-month period ended March 31, 2023, from $271.4 million during the three-month period ended March 31, 2022. Accrued charter revenue for the three-months period ended March 31, 2023 and 2022 was a negative amount of $2.3 million and a positive amount of $3.4 million, respectively.

Voyage Expenses

Voyage expenses were $31.6 million and $8.6 million for the three-month periods ended March 31, 2023 and 2022, respectively. Voyage expenses increased, period over period, partially due to the increased repositioning expenses of certain of our owned dry-bulk vessels and to the operations of CBI which was fully operational during the first quarter of 2023. Voyage expenses mainly include (i) fuel consumption mainly related to dry bulk vessels, (ii) third party commissions, (iii) port expenses and (iv) canal tolls.

Charter-in Hire Expenses

Charter-in hire expenses were $12.4 million and nil for the three-month periods ended March 31, 2023 and 2022, respectively. Charter-in hire expenses are expenses relating to chartering-in of third-party dry bulk vessels under time charter agreements through CBI.

Voyage Expenses – related parties

Voyage expenses – related parties were $3.2 million and $3.7 million for the three-month periods ended March 31, 2023 and 2022, respectively. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our owned fleet charged by a related manager and a service provider and (ii) charter brokerage fees (in respect of our container vessels) payable to two related charter brokerage companies for an amount of approximately $0.3 million and $0.4 million, in the aggregate, for the three-month periods ended March 31, 2023 and 2022, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $67.7 million and $65.7 million during the three-month periods ended March 31, 2023 and 2022, respectively. Daily vessels’ operating expenses were $6,672 and $6,223 for the three-month periods ended March 31, 2023 and 2022, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $4.4 million and $3.3 million during the three-month periods ended March 31, 2023 and 2022, respectively, and include amounts of $0.67 million and $0.63 million, respectively, that were paid to a related manager.

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Management and Agency Fees – related parties

Management fees charged by our related party managers were $10.6 million and $10.9 million during the three-month periods ended March 31, 2023 and 2022, respectively. Furthermore, during the three-month period ended March 31, 2023, agency fees of $4.6 million, in aggregate, were charged by three related agents in connection with the operations of CBI.

General and Administrative Expenses - non-cash component

General and administrative expenses - non-cash component for the three-month period ended March 31, 2023 amounted to $1.4 million, representing the value of the shares issued to a related party manager on March 30, 2023. General and administrative expenses - non-cash component for the three-month period ended March 31, 2022 amounted to $2.6 million, representing the value of the shares issued to a related party manager on March 30, 2022.

Amortization of Dry-Docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $4.7 million and $2.7 million during the three-month periods ended March 31, 2023 and 2022, respectively. During the three-month period ended March 31, 2023, six vessels underwent and completed their dry-docking and special survey and three vessels were in the process of completing their dry-docking and special survey. During the three-month period ended March 31, 2022, one vessel underwent and completed her dry-docking and special survey and one vessel was in the process of completing her dry-docking and special survey.

Depreciation

Depreciation expense for the three-month periods ended March 31, 2023 and 2022 was $41.1 million and $41.2 million, respectively.

Gain on Sale of Vessels, net

During the three-month period ended March 31, 2023, we recorded a net gain of $89.1 million from the sale of the container vessels Maersk Kalamata and Sealand Washington, which were classified as vessels held for sale as of December 31, 2022 (initially classified as vessels held for sale as of March 31, 2022) and the sale of the dry-bulk vessel Miner. During the three-month period ended March 31, 2022, we recorded a gain of $17.8 million from the sale of the container vessel Messini, which was classified as an asset held for sale as of December 31, 2021.

Loss on Vessels Held for Sale

During the three-month period ended March 31, 2023, the dry-bulk vessel Taibo was classified as a vessel held for sale and we recorded a loss on vessel held for sale of $2.4 million, which resulted from its estimated fair value measurement less costs to sell. During the three-month period ended March 31, 2022, the container vessels Sealand Washington, Maersk Kalamata and the dry bulk vessel Thunder were classified as vessels held for sale. Furthermore, as of March 31, 2022, the container vessels Sealand Illinois, Sealand Michigan and York continued to be classified as vessels held for sale (initially classified as vessels held for sale as of December 31, 2021). No loss on vessels held for sale was recorded during the first quarter of 2022 since each vessel’s estimated fair value exceeded each vessel’s carrying value.

Interest Income

Interest income amounted to $6.7 million and nil for the three-month periods ended March 31, 2023 and 2022, respectively.

Interest and Finance Costs

Interest and finance costs were $36.9 million and $25.1 million during the three-month periods ended March 31, 2023 and 2022, respectively. The increase is mainly attributable to the increased interest expense due to increased financing costs during the three-month period ended March 31, 2023 compared to the three-month period ended March 31, 2022.

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Income / (Loss) from Equity Method Investments

Loss from equity method investments for the three-month period ended March 31, 2023 was $1.4 million (Income of $0.3 million for the three-month period ended March 31, 2022) representing our share of the loss in jointly owned companies set up pursuant to the Framework Deed. As of March 31, 2023 and 2022 five and six companies, respectively, were jointly owned pursuant to the Framework Deed out of which four and four companies, respectively, owned container vessels.

Gain on Derivative Instruments

As of March 31, 2023, we hold 24 interest rate derivatives and two cross currency rate swaps, all of which qualify for hedge accounting. As a result, the change in the fair value of each instrument is recorded in “Other Comprehensive Income” (“OCI”). As of March 31, 2023, the fair value of these instruments, in aggregate, amounted to a net asset of $25.9 million. During the three-month period ended March 31, 2023, a loss of $20.7 million has been included in OCI and a gain of $10.1 million has been included in Gain on Derivative Instruments.

Furthermore, as of March 31, 2023, we hold a series of Forward Freight Agreements (“FFAs”) and Bunker Swap agreements, none of which qualify for hedge accounting. As a result, the change in the fair value of such instruments is recorded in the consolidated statements of income. As of March 31, 2023, the fair value of these instruments, in aggregate, amounted to a net asset of $11.3 million. During the three-month period ended March 31, 2023, a net gain of $11.5 million was included in Gain on Derivative Instruments.

Cash Flows

Three-month periods ended March 31, 2023 and 2022

Condensed cash flows	Three-month period ended March 31,
(Expressed in millions of U.S. dollars)	2022	2023
Net Cash Provided by Operating Activities	154.3	37.3
Net Cash Provided by / (Used in) Investing Activities	(46.8)	191.3
Net Cash Provided by / (Used in) Financing Activities	26.9	(94.6)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended March 31, 2023, decreased by $117.0 million to $37.3 million, from $154.3 million for the three-month period ended March 31, 2022. The decrease is mainly attributable to the decreased cash from operations of $24.9 million, by the increased payments for interest (including swap net receipts) of $13.0 million during the three-month period ended March 31, 2023 compared to the three-month period ended March 31, 2022, by the increased dry-docking and special survey costs of $10.6 million during the three-month period ended March 31, 2023 compared to the three-month period ended March 31, 2022 and by the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $46.7 million.

Net Cash Provided by / (Used in) Investing Activities

Net cash provided by investing activities was $191.3 million in the three-month period ended March 31, 2023, which mainly consisted of proceeds we received from (i) the sale of the container vessels Sealand Washington and Maersk Kalamata and the dry bulk vessel Miner, (ii) the maturity of part of our short-term investments in US Treasury Bills; partly off-set by payments for the purchase of short-term investments in US Treasury Bills and payments for upgrades for certain of our container and dry bulk vessels.

Net cash used in investing activities was $46.8 million in the three-month period ended March 31, 2022, which mainly consisted of (i) payments for the acquisition of two secondhand dry bulk vessels, (ii) settlement payment for the delivery of one secondhand dry bulk vessel, (iii) payment for the purchase of short-term investments and (iv) payments for upgrades for certain of our container and dry bulk vessels; partly off-set by proceeds we received from the sale of the container vessel Messini.

Net Cash Provided by / (Used in) Financing Activities

Net cash used in financing activities was $94.6 million in the three-month period ended March 31, 2023, which mainly consisted of (a) $74.2 million net payments relating to our debt financing agreements (including proceeds of $322.8 million we received from one debt financing agreement), (b) $10.3 million we paid for dividends to holders of our common stock for the fourth quarter of 2022 and (c) $0.9 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (“Series B Preferred Stock”), $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock (“Series C Preferred Stock”), $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (“Series D Preferred Stock”) and $2.5 million we paid for dividends to holders of our 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (“Series E Preferred Stock”) for the period from October 15, 2022 to January 14, 2023.

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Net cash provided by financing activities was $26.9 million in the three-month period ended March 31, 2022, which mainly consisted of (a) $47.9 million net proceeds relating to our debt financing agreements (including proceeds of $219.1 million we received from our debt financing agreements), (b) $10.7 million we paid for dividends to holders of our common stock for the fourth quarter of 2021 and (c) $0.9 million we paid for dividends to holders of our Series B Preferred Stock, $2.1 million we paid for dividends to holders of our Series C Preferred Stock, $2.2 million we paid for dividends to holders of our Series D Preferred Stock and $2.5 million we paid for dividends to holders of our Series E Preferred Stock for the period from October 15, 2021 to January 14, 2022.

Liquidity and Unencumbered Vessels

Cash and cash equivalents

As of March 31, 2023, we had Cash and cash equivalents (including restricted cash) of $945.6 million, $76.7 million invested in short-dated US Treasury Bills (Short-term investments) and $12.6 million margin deposits in relation to our FFAs. Furthermore, as of March 31, 2023, our liquidity stood at $1,076.0 million including (a) our share of cash amounting to $4.0 million held in joint venture companies set up pursuant to the Framework Deed and (b) $37.1 million of available undrawn funds from one hunting license facility.

Debt-free vessels

As of May 15, 2023, the following vessels were free of debt.

Unencumbered Vessels

(Refer to Fleet list for full details)

Vessel Name	Year Built	TEU Capacity
Containerships
KURE	1996	7,403
MAERSK KOWLOON	2005	7,471
ETOILE	2005	2,556
MICHIGAN	2008	1,300
MONEMVASIA (*)	1998	2,472
ARKADIA (*)	2001	1,550

(*) Vessels acquired pursuant to the Framework Deed.

Conference Call details:

On Monday, May 15, 2023 at 8:30 a.m. EST, Costamare’s management team will hold a conference call to discuss the financial results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-844-887-9405 (from the US), 0808-238-9064 (from the UK) or +1-412-317-9258 (from outside the US and the UK). Please quote “Costamare”. A replay of the conference call will be available until May 22, 2023. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088; and the access code required for the replay is: 6519880.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

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About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships and dry bulk vessels for charter. The Company has 49 years of history in the international shipping industry and a fleet of 71 containerships, with a total capacity of approximately 524,000 TEU and 43 dry bulk vessels with a total capacity of approximately 2,369,000 DWT (including one vessel that we have agreed to sell). The Company also has a dry bulk operating platform which charters in/out dry bulk vessels, enters into contracts of affreightment, forward freight agreements and may also utilize hedging solutions. The Company participates in a leasing business that provides financing to third party owners. Four of our containerships have been acquired pursuant to the Framework Deed with York by vessel-owning joint venture companies in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:

Gregory Zikos – Chief Financial Officer
Konstantinos Tsakalidis – Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40

Email: ir@costamare.com

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Containership Fleet List

The table below provides additional information, as of May 15, 2023, about our fleet of containerships, the vessels acquired pursuant to the Framework Deed and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	TRITON	Evergreen	2016	14,424	(*)	March 2026
2	TITAN(ii)	Evergreen	2016	14,424	(*)	April 2026
3	TALOS(ii)	Evergreen	2016	14,424	(*)	July 2026
4	TAURUS(ii)	Evergreen	2016	14,424	(*)	August 2026
5	THESEUS(ii)	Evergreen	2016	14,424	(*)	August 2026
6	YM TRIUMPH(ii)	Yang Ming	2020	12,690	(*)	May 2030
7	YM TRUTH(ii)	Yang Ming	2020	12,690	(*)	May 2030
8	YM TOTALITY(ii)	Yang Ming	2020	12,690	(*)	July 2030
9	YM TARGET(ii)	Yang Ming	2021	12,690	(*)	November 2030
10	YM TIPTOP(ii)	Yang Ming	2021	12,690	(*)	March 2031
11	CAPE AKRITAS	MSC	2016	11,010	33,000	August 2031
12	CAPE TAINARO	MSC	2017	11,010	33,000	April 2031
13	CAPE KORTIA	MSC	2017	11,010	33,000	August 2031
14	CAPE SOUNIO	MSC	2017	11,010	33,000	April 2031
15	CAPE ARTEMISIO	Hapag Lloyd/(*)	2017	11,010	36,650/(*)	March 2030(3)
16	ZIM SHANGHAI (ex. COSCO GUANGZHOU)	ZIM	2006	9,469	72,700	July 2025
17	ZIM YANTIAN (ex. COSCO NINGBO)	ZIM	2006	9,469	72,700	June 2025
18	YANTIAN	COSCO	2006	9,469	39,600	February 2024
19	COSCO HELLAS	COSCO	2006	9,469	39,600	February 2024
20	BEIJING	COSCO	2006	9,469	39,600	March 2024
21	MSC AZOV	MSC	2014	9,403	46,300	December 2026(4)
22	MSC AMALFI	MSC	2014	9,403	46,300	March 2027(5)
23	MSC AJACCIO	MSC	2014	9,403	46,300	February 2027(6)
24	MSC ATHENS	MSC	2013	8,827	35,300	January 2026
25	MSC ATHOS	MSC	2013	8,827	35,300	February 2026
26	VALOR	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	April 2030(7)
27	VALUE	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	April 2030(8)
28	VALIANT	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	June 2030(9)
29	VALENCE	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	July 2030(10)
30	VANTAGE	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	September 2030(11)
31	NAVARINO	MSC/(*)	2010	8,531	31,000/(*)	March 2029(12)
32	MAERSK KLEVEN	Maersk/MSC	1996	8,044	23,500/41,500	July 2026(13)
33	MAERSK KOTKA	Maersk/MSC	1996	8,044	25,000/41,500	July 2026(13)
34	MAERSK KOWLOON	Maersk	2005	7,471	18,500	August 2025
35	KURE	COSCO/MSC	1996	7,403	31,000/41,500	June 2026(14)
36	METHONI	Maersk	2003	6,724	46,500	August 2026
37	PORTO CHELI	Maersk	2001	6,712	30,075	June 2026
38	ZIM TAMPA	ZIM	2000	6,648	45,000	July 2025
39	ZIM VIETNAM (ex. MAERSK KOLKATA)	ZIM	2003	6,644	53,000	October 2025
40	ZIM AMERICA (ex. MAERSK KINGSTON)	ZIM	2003	6,644	53,000	October 2025
41	ARIES	(*)	2004	6,492	58,500	March 2026
42	ARGUS	(*)	2004	6,492	58,500	April 2026

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	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
43	PORTO KAGIO	Maersk	2002	5,908	28,822	June 2026
44	GLEN CANYON	ZIM	2006	5,642	62,500	June 2025
45	PORTO GERMENO	Maersk	2002	5,570	28,822	June 2026
46	LEONIDIO	Maersk	2014	4,957	14,200	December 2024(15)
47	KYPARISSIA	Maersk	2014	4,957	14,200	November 2024(15)
48	MEGALOPOLIS	Maersk	2013	4,957	13,500	July 2025(16)
49	MARATHOPOLIS	Maersk	2013	4,957	13,500	July 2025(16)
50	OAKLAND	CMA CGM	2000	4,890	21,000	June 2023
51	GIALOVA	ZIM	2009	4,578	25,500	April 2024
52	DYROS	Maersk	2008	4,578	22,750	January 2024
53	NORFOLK	Maersk/(*)	2009	4,259	30,000/(*)	March 2025(17)
54	VULPECULA	ZIM	2010	4,258	43,250 (on average)	May 2028(18)
55	VOLANS	ZIM	2010	4,258	24,250	April 2024
56	VIRGO	Maersk	2009	4,258	30,200	February 2024
57	VELA	ZIM	2009	4,258	43,250 (on average)	April 2028(19)
58	ANDROUSA	(*)	2010	4,256	(*)	May 2024
59	NEOKASTRO	CMA CGM	2011	4,178	39,000	February 2027
60	ULSAN	Maersk	2002	4,132	34,730	January 2026
61	POLAR ARGENTINA(i)(ii)(iii)	Maersk	2018	3,800	19,700	October 2024(20)
62	POLAR BRASIL(i)(ii) (iii)	Maersk	2018	3,800	19,700	January 2025(20)
63	LAKONIA	COSCO	2004	2,586	26,500	March 2025
64	SCORPIUS	Hapag Lloyd	2007	2,572	17,750	June 2023
65	ETOILE	(*)/(*)	2005	2,556	(*)/(*)	March 2026(21)
66	AREOPOLIS	COSCO	2000	2,474	26,500	April 2025
67	MONEMVASIA(i)	CMA CGM	1998	2,472	17,300	June 2023
68	ARKADIA(i)	Swire Shipping	2001	1,550	14,250	February 2024
69	MICHIGAN	MSC/(*)	2008	1,300	18,700/(*)	October 2025(22)
70	TRADER	(*)/(*)	2008	1,300	(*)/(*)	October 2026(23)
71	LUEBECK	MSC/(*)	2001	1,078	15,000/(*)	April 2026(24)

(1)	Daily charter rates are gross, unless stated otherwise. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)	Charter terms and expiration dates are based on the earliest date charters (unless otherwise noted) could expire.
(3)	Cape Artemisio is currently chartered to Hapag Lloyd at a daily rate of $36,650 until March 12, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(4)	This charter rate will be earned by MSC Azov until December 2, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(5)	This charter rate will be earned by MSC Amalfi until March 16, 2024. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(6)	This charter rate will be earned by MSC Ajaccio until February 1, 2024. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(7)	Valor is currently chartered to Hapag Lloyd at a daily rate of $32,400 until April 3, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(8)	Value is currently chartered to Hapag Lloyd at a daily rate of $32,400 until April 25, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(9)	Valiant is currently chartered to Hapag Lloyd at a daily rate of $32,400 until June 5, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
9

(10)	Valence is currently chartered to Hapag Lloyd at a daily rate of $32,400 until July 3, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(11)	Vantage is currently chartered to Hapag Lloyd at a daily rate of $32,400 until September 8, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(12)	Navarino is currently chartered to MSC at a daily rate of $31,000 until March 1, 2025, at the earliest. Upon redelivery of the vessel from MSC the vessel will commence a new charter with a leading liner company for a period of 48 to 52 months at an undisclosed rate.
(13)	The current daily rate of each of Maersk Kleven and Maersk Kotka is a base rate of $17,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000. Upon redelivery of each vessel from Maersk between July 2023 and October 2023, each vessel will commence a new charter with MSC for a period of 36 to 38 months at a fixed daily rate of $41,500.
(14)	Upon redelivery of Kure from COSCO between June 2023 and July 2023, the vessel will commence a new charter with MSC for a period of 36 to 38 months at a daily rate of $41,500. Until then the daily charter rate will be $31,000.
(15)	Charterer has the option to extend the current time charter for an additional period of 12 to 24 months at a daily rate of $17,000.
(16)	Charterer has the option to extend the current time charter for an additional period of approximately 24 months at a daily rate of $14,500.
(17)	Norfolk is currently chartered to Maersk at a daily rate of $30,000 until May 2023. Upon redelivery of the vessel from Maersk the vessel will commence a new charter with a leading liner company for a period of 22 to 24 months at an undisclosed rate.
(18)	Vulpecula is currently chartered to ZIM under a charterparty agreement which commenced in May 2023. The tenor of the charter is for a period of 60 to 64 months at a daily rate of $43,250, on average. For this charter, the daily rate will be $99,000 for the first 12 month period, $91,250 for the second 12 month period, $10,000 for the third 12 month period and $8,000 for the remaining duration of the charter.
(19)	Vela is currently chartered to ZIM under a charterparty agreement which commenced in April 2023. The tenor of the charter is for a period of 60 to 64 months at a daily rate of $43,250, on average. For this charter, the daily rate will be $99,000 for the first 12 month period, $91,250 for the second 12 month period, $10,000 for the third 12 month period and $8,000 for the remaining duration of the charter.
(20)	Charterer has the option to extend the current time charter for three additional one-year periods at a daily rate of $21,000.
(21)	Etoile is currently chartered at an undisclosed rate until June 2023, at the earliest. Upon redelivery of the vessel from its current charterer the vessel will commence a new charter with a leading liner company for a period of 36 to 39 months at an undisclosed rate.
(22)	Michigan is currently chartered to MSC at a daily rate of $18,700 until October 2023, at the earliest. Upon redelivery of the vessel from MSC the vessel will commence a new charter with a leading liner company for a period of 24 to 26 months at an undisclosed rate.
(23)	Trader is currently chartered at an undisclosed rate until October 1, 2024, at the earliest. Upon redelivery of the vessel from its current charterer the vessel will commence a new charter with a leading liner company for a period of 24 to 26 months at an undisclosed rate.
(24)	Luebeck is currently chartered to MSC at a daily rate of $15,000 until April 2024, at the earliest. Upon redelivery of the vessel from MSC the vessel will commence a new charter with a leading liner company for a period of 24 to 26 months at an undisclosed rate.

(i)	Denotes vessels acquired pursuant to the Framework Deed. The Company holds an equity interest of 49% in each of the vessel-owning companies.
(ii)	Denotes vessels subject to a sale and leaseback transaction.
(iii)	We have agreed to concurrently, sell our 49% equity interest in the ship-owning company of Polar Argentina to York Capital and acquire the 51% equity interest in the ship-owning company of Polar Brasil (currently we own 49%) from York Capital. Upon the conclusion of these transactions in Q2 2023 we will own 100% of the equity interest in the ship-owning company of Polar Brasil.

(*) Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates, which are treated as confidential.

10

Dry Bulk Vessel Fleet List

The table below provides information, as of May 15, 2023, about our fleet of dry bulk vessels.

	Vessel Name	Year Built	Capacity (DWT)
1	AEOLIAN	2012	83,478
2	GRENETA	2010	82,166
3	HYDRUS	2011	81,601
4	PHOENIX	2012	81,569
5	BUILDER	2012	81,541
6	FARMER	2012	81,541
7	SAUVAN	2010	79,700
8	ROSE	2008	76,619
9	MERCHIA	2015	63,800
10	SEABIRD	2016	63,553
11	DAWN	2018	63,530
12	ORION	2015	63,473
13	DAMON	2012	63,227
14	TITAN I	2009	58,090
15	ERACLE	2012	58,018
16	PYTHIAS	2010	58,018
17	NORMA	2010	58,018
18	ORACLE	2009	57,970
19	CURACAO	2011	57,937
20	URUGUAY	2011	57,937
21	ATHENA	2012	57,809
22	SERENA	2010	57,266
23	LIBRA	2010	56,729
24	PEGASUS	2011	56,726
25	MERIDA	2012	56,670
26	CLARA	2008	56,557
27	PEACE	2006	55,709
28	PRIDE	2006	55,705
29	BERMONDI	2009	55,469
30	COMITY(i)	2010	37,302
31	VERITY	2012	37,163
32	PARITY	2012	37,152
33	ACUITY	2011	37,149
34	EQUITY	2013	37,071
35	DISCOVERY	2012	37,019
36	BERNIS	2011	34,627
37	MANZANILLO	2010	34,426
38	ADVENTURE	2011	33,755
39	ALLIANCE	2012	33,751
40	CETUS	2010	32,527
41	PROGRESS	2011	32,400
42	KONSTANTINOS	2012	32,178
43	RESOURCE	2010	31,776

(i) Denotes vessel that we have agreed to sell.

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Consolidated Statements of Income

	Three-months ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2022	2023
	(Unaudited)
REVENUES:
Voyage revenue	$268,010	$248,769

EXPENSES:
Voyage expenses	(8,571)	(31,631)
Charter-in hire expenses	-	(12,405)
Voyage expenses – related parties	(3,745)	(3,211)
Vessels’ operating expenses	(65,747)	(67,674)
General and administrative expenses	(3,262)	(4,366)
Management and agency fees – related parties	(10,867)	(15,190)
General and administrative expenses – non-cash component	(2,552)	(1,408)
Amortization of dry-docking and special survey costs	(2,707)	(4,701)
Depreciation	(41,150)	(41,144)
Gain on sale of vessels, net	17,798	89,068
Loss on vessel held for sale	-	(2,350)
Foreign exchange gains	110	1,269
Operating income	$147,317	$155,026

OTHER EXPENSES:
Interest income	$14	$6,722
Interest and finance costs	(25,130)	(36,880)
Income / (loss) from equity method investments	288	(1,361)
Other	475	2,566
Gain on derivative instruments	73	22,791
Total other expenses	$(24,280)	$(6,162)
Net Income	$123,037	$148,864
Earnings allocated to Preferred Stock	(7,595)	(7,595)
Net loss attributable to the non-controlling interest	-	291
Net Income available to common stockholders	$115,442	$141,560

Earnings per common share, basic and diluted	$0.93	$1.16
Weighted average number of shares, basic and diluted	124,150,337	122,531,273

12

COSTAMARE INC.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)	As of December 31, 2022	As of March 31, 2023
ASSETS	(Audited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$718,049	$853,847
Restricted cash	9,768	10,319
Margin deposits	-	12,579
Short-term investments	120,014	76,707
Investment in leaseback vessels	-	8,473
Accounts receivable	26,943	25,272
Inventories	28,039	41,039
Due from related parties	3,838	1,255
Fair value of derivatives	25,660	27,357
Insurance claims receivable	5,410	13,193
Asset held for sale	55,195	9,888
Time charter assumed	199	199
Accrued charter revenue	10,885	10,973
Prepayments and other	10,622	35,643
Total current assets	$1,014,622	$1,126,744
FIXED ASSETS, NET:
Vessels, net	3,666,861	3,608,045
Total fixed assets, net	$3,666,861	$3,608,045
NON-CURRENT ASSETS:
Equity method investments	$20,971	$19,610
Investment in leaseback vessels, non-current	-	43,220
Deferred charges, net	55,035	61,340
Operating leases, right-of-use assets	-	90,987
Accounts receivable, non-current	5,261	5,161
Restricted cash	83,741	81,418
Fair value of derivatives, non-current	37,643	29,095
Accrued charter revenue, non-current	11,627	14,592
Time charter assumed, non-current	468	419
Total assets	$4,896,229	$5,080,631
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$320,114	$338,335
Operating lease liabilities, current portion	-	66,148
Accounts payable	18,155	24,939
Due to related parties	2,332	1,493
Accrued liabilities	51,551	49,197
Unearned revenue	25,227	33,152
Fair value of derivatives	2,255	2,849
Other current liabilities	3,456	3,774
Total current liabilities	$423,090	$519,887
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$2,264,507	$2,182,397
Operating lease liabilities, non-current portion	-	24,839
Fair value of derivatives, net of current portion	13,655	12,719
Unearned revenue, net of current portion	34,540	33,536
Other non-current liabilities	-	1,106
Total non-current liabilities	$2,312,702	$2,254,597
COMMITMENTS AND CONTINGENCIES
Temporary equity – Redeemable non-controlling interest in subsidiary	$3,487	$3,196
STOCKHOLDERS’ EQUITY:
Preferred stock	$-	$-
Common stock	12	12
Treasury stock	(60,095)	(60,095)
Additional paid-in capital	1,423,954	1,429,206
Retained earnings	746,658	873,981
Accumulated other comprehensive income	46,421	25,715
Total Costamare Inc. stockholders’ equity	$2,156,950	$2,268,819
Non-controlling interest	-	34,132
Total stockholders’ equity	2,156,950	2,302,951
Total liabilities and stockholders’ equity	$4,896,229	$5,080,631

13

Financial Summary

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2022	2023

Voyage revenue	$268,010	$248,769
Accrued charter revenue (1)	$3,357	$(2,265)
Amortization of time-charter assumed	$49	$49
Voyage revenue adjusted on a cash basis (2)	$271,416	$246,553
Adjusted Net Income available to common stockholders (3)	$104,494	$46,533
Weighted Average number of shares	124,150,337	122,531,273
Adjusted Earnings per share (3)	$0.84	$0.38

Net Income	$123,037	$148,864
Net Income available to common stockholders	$115,442	$141,560
Weighted Average number of shares	124,150,337	122,531,273
Earnings per share	$0.93	$1.16

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements of our fleet are described in the notes to the “Fleet List” tables above.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings per Share.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-months ended March 31, 2023 and 2022. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

14

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2022	2023

Net Income	$123,037	$148,864
Earnings allocated to Preferred Stock	(7,595)	(7,595)
Non-Controlling Interest	-	291
Net Income available to common stockholders	115,442	141,560
Accrued charter revenue	3,357	(2,265)
General and administrative expenses - non-cash component	2,552	1,408
Amortization of Time charter assumed	49	49
Realized loss on Euro/USD forward contracts	331	48
Gain on sale of vessels, net	(17,798)	(89,068)
Loss on vessel held for sale	-	2,350
Loss on vessel held for sale by a jointly owned company with York included in equity loss on investments	-	2,029
Non-recurring, non-cash write-off of loan deferred financing costs	634	974
Gain on derivative instruments, excluding interest accrued (1)	(73)	(10,552)
Adjusted Net Income available to common stockholders	$104,494	$46,533
Adjusted Earnings per Share	$0.84	$0.38
Weighted average number of shares	124,150,337	122,531,273

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock and Non-Controlling Interest, but before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, amortization of time-charter assumed, realized loss on Euro/USD forward contracts, gain on sale of vessels, net, loss on vessel held for sale, loss on vessel held for sale by a jointly owned company with York included in equity loss on investments, non-recurring, non-cash write-off of loan deferred financing costs, general and administrative expenses - non-cash component and non-cash changes in fair value of derivatives. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.

15